  Exhibit 7.1

SHARE EXCHANGE AGREEMENT

by and between

RED FISH PROPERTIES, INC.

and

DATA DISCOVERY, INC.

Dated May 4, 2018

SHARE EXCHANGE AGREEMENT

This Share Exchange Agreement, with an effective date of May 4, 2018 (the “Effective Date”), is between Red Fish Properties, Inc., a Delaware corporation based in Houston, Texas (“RedFish”), and Data Discovery, Inc., a Texas corporation based in Hallandale, Florida (“DataD”). RedFish and DataD wish to each exchange 10% of total ownership shares in their respective companies for 10% of the total ownership shares in the other’s company.

RECITALS

Thomas Mahoney (“Mahoney”) currently owns 98% of the total authorized and issued shares of corporate stock in RedFish.

There are no issued or outstanding preferred shares, warrants, or options.

Terry Aronson (“Aronson”) owns 90% of the total authorized shares of corporate stock in DataD. There are no outstanding preferred shares, warrants, or options.

RedFish and Mahoney wish to convey ownership of 10% of the total authorized and issued shares of corporate stock in RedFish (the “RedFish-Shares”) to DataD in exchange for receiving conveyance of ownership of 10% of the total authorized and issued shares of corporate stock in DataD (the “DataD-Shares”).

DataD and Aronson wish to convey ownership of the DataD-Shares in exchange for receiving conveyance of ownership of the RedFish-Shares.

RedFish wishes to assign to DataD the full and complete rights to appoint two board members, of DataD’s choosing, to full membership and service on the board of directors for RedFish.

RedFish wishes to make a payment to DataD in the amount of one hundred fifty thousand U.S. dollars ($150,000.00) (the “Initial Fund”). The Initial Fund is for DataD’s actions, enhancements and overhead to enforce and protect DataD’s intellectual property rights, proprietary information and technology rights, and other similar or related protectable interests (DataD’s “IP Interests”). These actions are against parties who have, or may, violate or otherwise unlawfully jeopardize DataD’s IP Interests.

RedFish wishes to license from DataD certain privileges associated with DataD’s IP Interests.

DataD develops and licenses technologies. These technologies are a part of DataD’s IP Interests. This includes the DataD “platform” for the implementation and marketing of various cryptocurrencies and crypto-tokens (the “DataD-Platform”). DataD licenses use of the DataD-Platform to onboard strategic capital raises exceeding $30-million. Under these licenses, DataD is typically entitled to payment of: (1) a license fee of $950,000.00; (2) marketing fees, sales fees, and sales costs; (3) 2% of all gross revenue from sales; and (4) perpetual transaction fees of 1.25% of each transaction occurring after the first sale of the related cryptocurrency, crypto-token, or other crypto-asset. Therefore, a $70 million transaction generates projected revenues for DataD of $5-million in the first year, and up to $4-million in “transaction fees” each subsequent year.

RedFish wishes to engage the services of DataD for implementation of a RedFish crypto-token. At no cost to RedFish, DataD will develop and complete the necessary cryptocurrency “White Paper” within eight weeks of RedFish’s full payment of the “Initial Fund” to DataD.

With these goals in mind, the parties agree as follows.

Terms and Conditions

1.       Share Exchange.

1.1       The Exchange and Issue of Shares. On the terms and subject to the conditions laid out in the following sections, at the Closing.

(A)       The RedFish-Shares. RedFish will issue and deliver physical shares of validly issued, fully-paid and non-assessable shares of ownership in RedFish in an amount and quality that constitutes no less than 10% of the total ownership of RedFish, with no less rights, privileges, and powers of pro rata ownership than any other owner of RedFish.

(B)       The DataD-Shares. DataD will issue and deliver physical shares of validly issued, fully-paid and non-assessable shares of ownership in DataD in an amount and quality that constitutes no less than 10% of the total ownership of DataD, with no less rights, privileges, and powers of pro rata ownership than any other owner of DataD.

1.2       The Exchange of Certificates.

(A)       The stock transfer agent of RedFish is to be determined (the “Exchange Agent”).

{name of Closing Agent}

(B)       DataD, through its representative and shareholder, Aronson, will deliver all certificates representing 10% of all issued and outstanding shares of DataD, to the Closing Agent, _________________________, along with suitably executed stock powers, along with any other documents required for delivery at the Closing by this Agreement.

(C)       At the Closing, on or before June 29, 2018, the Exchange Agent will be instructed to deliver to DataD’s representative and shareholder, Aronson, all certificates representing 10% of all issued and outstanding shares of RedFish, along with suitably executed stock powers, along with any other documents required for delivery at the Closing by this Agreement.

1.3       Acts to Carry Out this Exchange Plan.

(A)       RedFish and its proper officers and directors will do all acts and things as may be necessary or proper to vest, perfect, or confirm in DataD title to all property or rights and otherwise carry out the purposes of this Share Exchange Agreement.

(B)       DataD and its proper officers and directors will do all acts and things as may be necessary or proper to vest, perfect, or confirm in RedFish title to all property or rights and otherwise carry out the purposes of this Share Exchange Agreement.

(C)       If, at any time after the Effective Date, RedFish will consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect, or confirm, of record or otherwise, in DataD its right, title, or interest in or under any of the rights, properties, or assets of DataD acquired or to be acquired by RedFish as a result of, or in connection with, the Share Exchange, or (ii) otherwise carry out the purposes of this Agreement, DataD and its proper officers and directors will be deemed to have granted RedFish an irrevocable power of attorney to execute and deliver all such proper deeds, assignments, and assurances in law and to do all acts necessary or proper to vest, perfect, or confirm title to and possession of such rights, properties, or assets in DataD and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of RedFish are fully authorized in the name of DataD or otherwise to take any and all of these actions.

(D)       If, at any time after the Effective Date, DataD will consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect, or confirm, of record or otherwise, in RedFish its right, title, or interest in or under any of the rights, properties, or assets of RedFish acquired or to be acquired by DataD as a result of, or in connection with, the Share Exchange, or (ii) otherwise carry out the purposes of this Agreement, RedFish and its proper officers and directors will be deemed to have granted DataD an irrevocable power of attorney to execute and deliver all such proper deeds, assignments, and assurances in law and to do all acts necessary or proper to vest, perfect, or confirm title to and possession of such rights, properties, or assets in RedFish and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of DataD are fully authorized in the name of RedFish or otherwise to take any and all of these actions.

2.       Shareholder Right to Unilaterally Appoint Two Members to the Board of Directors.

2.1       Appointment Rights. The RedFish-Shares conveyed to DataD under this Agreement grant to DataD the sole, exclusive, and unilateral right to appoint at DataD’s discretion, no less than two directors to serve on the board of directors for RedFish (“DataD’s RedFish-Directors”).

2.2       Term. DataD’s RedFish-Directors are not subject to any limits of length of service in their respective offices in RedFish.

2.3       Removal. DataD’s RedFish-Directors are not subject to removal by any means other than:

(A)       By decision of DataD exercised in its sole and absolute discretion; or

(B)       For cause, as determined at any special meeting of the shareholders, called expressly for that purpose. One or both of DataD’s RedFish-Directors may be removed, but only for cause, by a vote of the holders of a majority of the shares issued and outstanding as of the record date for such special meeting. For purposes of this section, “cause” will mean any future willful and gross misconduct by one or both of DataD’s RedFish-Directors, that is materially adverse to the best interests of the company and, if the subject of a criminal proceeding, could result in a criminal conviction for a felony, as determined conclusively by a majority of the disinterested directors.

2.4       Termination of Rights. The Appointment Rights granted to and held by DataD as owner of the RedFish-Shares conveyed by this Agreement are exclusive and unique to DataD and DataD’s ownership of the RedFish-Shares. Any termination of DataD’s ownership of these shares also terminates the Appointment Rights granted to DataD by their ownership.

2.5       Acts to Carry Out Assignment of Appointment Rights. As promptly as practicable after the Effective Date, RedFish, will cause its board of directors and all necessary officers to execute, pass, approve, or as otherwise necessary, all requisite resolutions and amendments to by-laws, documents of incorporation, shareholder agreements, and any and all other necessary articles, to immediately grant and implement the Appointment Rights of DataD.

3.       Representations and Warranties of RedFish. RedFish represents and warrants to DataD as follows:

3.1       Organization, Powers, and Qualifications. RedFish is a duly organized, validly existing corporation in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own and operate its property and assets, to lease properties used in its business, and to carry on its business as now conducted. RedFish owns or possesses in the operation of its business all franchises, licenses, permits, certificates, consents, approvals, waivers, and other authorizations, governmental or otherwise, which are necessary for it to conduct its business as now conducted.

3.2       Execution and Performance of Agreement. RedFish has all requisite corporate power and authority to execute and deliver this Agreement and to perform its respective terms.

4.       Representations and Warranties of DataD. DataD represents and warrants to RedFish as follows:

4.1       Organization, Powers, and Qualifications. DataD is a duly organized, validly existing corporation in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own and operate its property and assets, to lease properties used in its business, and to carry on its business as now conducted. DataD owns or possesses in the operation of its business all franchises, licenses, permits, certificates, consents, approvals, waivers, and other authorizations, governmental or otherwise, which are necessary for it to conduct its business as now conducted.

4.2       Execution and Performance of Agreement. DataD has all requisite corporate power and authority to execute and deliver this Agreement and to perform its respective terms.

5.       Non-dilution of Shares. RedFish will execute and deliver all such documents, instruments, schedules, forms, and certificates, and amend and restate its bylaws and articles of incorporation as may be necessary to guarantee that all of the RedFish-Shares conveyed to DataD under this Agreement will be non-diluted through the effects of future corporate actions or restructurings for so long as DataD maintains ownership of the Shares conveyed to DataD under this Agreement.

5.1 “Non-diluted Defined. “Non-diluted” means that the RedFish-Shares conveyed to DataD under this Agreement, as part of its non-dilution rights, will continue to have the same percentage of ownership and the same percentage of voting rights of the total ownership of RedFish as of the Effective Date regardless whether RedFish or its successors or its assigns may thereafter increase or decrease the authorized number of shares of RedFish common stock or increase or decrease the number of shares issued and outstanding. “Non-Diluted” also means that RedFish-Shares conveyed to DataD under this Agreement, are protected for so long as DataD maintains ownership of those shares. No provision of this Agreement will be interpreted otherwise.

6.       Closing.

6.1       Place and Time of Closing. Closing will take place at the offices of ___________________ at ______________________________________, or such other place as the parties choose, commencing at 1:00 p.m., (EST), on or before June 29, 2018, provided that all conditions precedent to the obligations of the parties to close have then been met or waived.

7.       Termination, Waiver, and Amendment.

7.1       Termination by Reason of Lapse of Time. This Agreement may be terminated by any party after _________________, by instrument duly authorized and executed and delivered to the other party, unless the Closing Date will have occurred.

7.2       Grounds for Termination. This Agreement may be terminated by written notice of termination at any time before the Closing Date (whether before or after action by stockholders of RedFish or DataD):

(A)       by mutual consent of the parties to this Agreement;

(B)       by DataD, upon written notice to RedFish given at any time (i) if any of the representations and warranties of RedFish contained in section 3 above was materially incorrect when made, or (ii) in the event of a material breach or material failure by RedFish of any covenant or agreement of RedFish contained in this Agreement which has not been, or cannot be, cured within thirty days after written notice of such breach or failure is given to RedFish, and which inaccuracy, breach, or failure, if continued to the Closing Date, would result in any condition set forth in section 1 above not being satisfied;

(C)       by RedFish, upon written notice to DataD given at any time (i) if any of the representations, warranties, or covenants of DataD contained in section 4 above was materially incorrect when made, or (ii) in the event of a material breach or material failure by DataD of any covenant or agreement of DataD contained in this Agreement which has not been, or cannot be, cured within thirty days after written notice of such breach or failure is given to DataD, and which inaccuracy, breach, or failure, if continued to the Closing Date, would result in any condition set forth in section 1 above not being satisfied; and

(D)       by either DataD or RedFish upon written notice given to the other if the shareholders of either DataD or RedFish will have voted on and failed to adopt this Agreement, at a meeting of shareholders called for that purpose.

7.3       Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to the provisions of section 7.1 or section 7.2, this Agreement will become void and have no force or effect without any liability on the part of DataD, RedFish, or their respective directors or officers or shareholders, in respect of this Agreement. But as provided in section 8.3 of this Agreement, the confidentiality agreement contained in that section will survive termination of this Agreement.

7.4       Waiver of Terms or Conditions. Any of the terms or conditions of this Agreement, to the extent legally permitted, may be waived at any time prior to the Closing Date by the party which is, or whose shareholders are, entitled to that benefit, by action taken by that party, by the board of directors of that party, or by its chairman, or by its president; provided that the waiver will be in writing and will be taken only if, in the judgment of the party, board of directors, or officer taking the action, the waiver will not have a materially adverse effect on the benefits intended under this section to it or to the shareholders of its corporation; and the other parties to this Agreement may rely on the delivery of the waiver as conclusive evidence of that judgment and the validity of the waiver.

7.5       Amendment. Anything in this Agreement or elsewhere to the contrary notwithstanding, to the extent permitted by law, this Agreement and any exhibits to this Agreement, may be amended, supplemented, or interpreted at any time prior to the Closing Date by written instrument only, duly authorized and executed by each of the parties to this Agreement; provided, however, that (except as specifically provided by this Agreement or as may be approved by the parties’ shareholders) this Share Exchange Agreement may not be amended after:

(A)       the action by shareholders of RedFish in any respect that would change (i) the amount or kind of shares, obligations, cash, property, or rights to be received in exchange for or on conversion of the RedFish-Shares to be delivered in the Share Exchange; or (ii) any of the terms and conditions of this Agreement if the change would adversely affect the shareholders of RedFish, or

(B)       the action by shareholders of DataD in any respect that would change (i) the amount or kind of shares, obligations, cash, property, or rights to be received in exchange for the DataD-Shares to be delivered in the Share Exchange; or (ii) any of the terms and conditions of this Agreement if the change would adversely affect the shareholders of DataD.

8.       General Provisions.

8.1       Allocation of Costs and Expenses. Each party will pay its own fees and expenses, including without limitation the fees and expenses of its own counsel and its own accountants and tax advisers, incurred in connection with this Agreement and the transactions contemplated by it.

8.2       Mutual Cooperation. Subject to the terms and conditions provided by this Agreement, each party will use its best efforts, and will cooperate fully with the other party, in expeditiously carrying out the provisions of this Agreement and in expeditiously making all filings and obtaining all necessary approvals, and as soon as practicable will execute and deliver, or cause to be executed and delivered, all notifications and additional documents and instruments and do or cause to be done all additional things necessary, proper, or advisable under applicable law to consummate and make effective on the earliest practicable date the transactions contemplated by this Agreement.

8.3       Confidentiality. DataD and RedFish will use all information that each obtains from the other pursuant to this Agreement solely for the effectuation of the transactions contemplated by this Agreement or for other purposes consistent with the intent of this Agreement. Neither DataD nor RedFish will use any of this information for any other purpose, including, without limitation, the competitive detriment of any other party. DataD and RedFish will maintain as strictly confidential all information each of them learns from the other and will, at any time after termination of this Agreement in accordance with its terms, upon the request of the other, return promptly to it all documentation provided by it or made available to third parties. Each of the parties may disclose this information to its respective affiliates, counsel, accountants, tax advisers, and consultants, provided that those parties are each advised of the confidential nature of the information and agree to be bound by the terms of this section 8.3. The confidentiality agreement contained in this section 8.3 will remain operative and in full force and effect and will survive the termination of this Agreement.

8.4       Standard of Materiality and of Material Adverse Effect. For purposes of this Agreement, the terms “material,” “materially,” and “material adverse effect” wherever used in this Share Exchange Agreement will mean, with respect to a party, pertaining to the business, results of operations, financial condition, including the market value of any of the assets, or prospects of the party and its subsidiaries taken as a whole.

8.5       Counterparts. This Share Exchange Agreement may be executed in two or more counterparts each of which will be deemed to constitute an original, but these counterparts together will be deemed to be one and the same instrument and to become effective when one or more counterparts have been signed by each of the parties. It will not be necessary in making proof of this Share Exchange Agreement or any counterpart of this Agreement to produce or account for the other counterpart.

8.6       Entire Agreement. This Share Exchange Agreement sets out the entire understanding of the parties to it with respect to their commitments to each other and their undertakings vis-à-vis each other on the subject matter of this Agreement. Any previous agreements or understandings among the parties regarding the subject matter of this Agreement are merged into and superseded by this Share Exchange Agreement. Nothing in this Share Exchange Agreement, express or implied, is intended or will be construed to confer upon or to give any person, other than DataD, RedFish, and their respective shareholders, any rights or remedies under or by reason of this Share Exchange Agreement.

8.7       Section Headings. This Agreement’s section and subsection headings have been inserted for convenience of reference only and will in no way modify or restrict any of the terms or provisions.

8.8       Notices.

(A)       All notices, consents, waivers, or other communications which are required or permitted under this Agreement will be in writing and deemed to have been duly given if delivered personally or by messenger, sent by facsimile, or by registered or certified mail, return receipt requested, postage prepaid, or by a reputable delivery service (including, by way of example and not limitation, Federal Express, UPS and DHL) which makes a record of the date and time of delivery. All communications will be addressed to the appropriate address of each party as follows:

If to DataD:

1835 E. Hallandale Beach Blvd.,

Suite 640

Hallandale, Florida 33009

If to RedFish:

_________________________________

_________________________________

_________________________________

_________________________________

(B)       For purposes of notice, the address of each Party will be the address first set out above; provided, however, that each Party will have the right to change its respective address for notices under this Agreement to another location by giving ten days advance written notice to the other Party in the manner set out above.

(C)       All notices will be deemed to have been given on the date delivered, transmitted, or mailed in the manner provided above.

8.9       Choice of Law and Venue. This Agreement will be governed by, construed, and enforced in accordance with the laws of the State of Florida, without giving effect to the principles of conflict of law. Each of the parties agrees that it may be served with process in any action with respect to this Share Exchange Agreement or the transactions contemplated by it by certified or registered mail, return receipt requested, or to its registered agent for service of process in the states of Florida and Texas, respectively. Any action or other judicial proceeding for the enforcement or interpretation of this Agreement or any of its provisions must be instituted only in the courts of the State of Florida. The parties to this Agreement expressly submit to the jurisdiction of the courts of the State of Florida and expressly waive any objections related to this jurisdiction.

8.10       Knowledge of a Person. References in this Share Exchange Agreement to the knowledge of a party will mean, in the case of a corporation, the actual knowledge possessed by the present executive officers of such party.

8.11       Binding Agreement. This Share Exchange Agreement will be binding upon the parties and their respective heirs, successors and assigns.

8.12       No Assignment. Neither party may assign this Agreement without the other party’s prior written consent, which must not be unreasonably withheld. A party’s entering into contracts with subcontractors is not considered an assignment.

8.13       Successors and Representatives. This Agreement binds and inures to the benefit of the Parties and their respective heirs, personal representatives, successors, and (where permitted) assignees.

8.14       Severability. If any part of this Agreement is for any reason held to be unenforceable, the rest of it remains fully enforceable.

8.15       “Including.” Unless the context requires otherwise, the term “including” means “including but not limited to.”

9.       Signatures of Parties.

The parties consider this Agreement to be executed by their duly authorized representatives on the Effective Date first identified above.

RED FISH PROPERTIES, INC.

By:	/s/ Thomas N. Mahoney
{Authorized Signature}

Print Name:	Thomas N. Mahoney
Title:	President

DATA DISCOVERY, INC.

By:	/s/ Terry Aronson
{Authorized Signature}

Print Name:	Terry Aronson
Title:	President